

Mail Stop 4631

March 14, 2011

via U.S. mail and facsimile

Stuart A. Miller, CEO
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **RE: Lennar Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2010**
> **Filed January 31, 2011**
> **File No. 1-11749**

Dear Mr. Miller:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

1. In future filings to the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimate when determining such valuation, please provide investors with a discussion and analysis regarding the favorable impact to gross profit, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

2. In future filings, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K for your presentation of operating margin as a % of revenues from home sales excluding valuation adjustments. In this regard we note your reference to the Non-GAAP Financial Measure section of MD&A for this non-GAAP measure. However, no corresponding disclosures were provided for operating margin as a % of revenues from home sales excluding valuation adjustments.

3. We note that you operate your homebuilding business in different markets throughout the U.S. for which you have grouped into five geographic regions. We further note that your revenues, operating earnings, sales incentives, sales prices, etc. vary by your different geographic regions, which can be significant. In this regard, we note that the East geographic region has very different operating results than your other geographic regions. In future filings, please provide investors with an understanding of the significant factors impacting all aspects of your operating results for each of your geographic regions. Please refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

4. We note your statement that changes in product type in many communities have impacted future estimated cash flows on page 58 of your Form 10-K. To the extent that you have changed your product focus for the company overall and/or on a geographic basis, please provide investors with a discussion and analysis of this change in product, including the impact to your financial statements. Please refer to Item 303(A)(3)(ii) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 57

5. We note that the estimate of the fair value less cost to sell for the real estate owned through foreclosure of a loan receivable is a critical estimate. In future filings, please provide investors with an understanding of the following:
    *   The approach used to estimate the fair value less cost to sell of these properties.
    *   The significant assumptions used in the approach.
    *   How you estimate these significant assumptions.
    *   The factors and/or events that could material impact the estimates made in arriving at the significant assumptions, including how those factors and/or events may impact the fair value less cost to sell.
    Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

6. Lennar Homebuilding Senior Note and Other Debts Payable, page 98

6. Please revise your disclosure for the $276.5 million of 2.00% convertible senior notes to state the terms for when the holders can exercise the conversion option.

7. For both of your convertible senior notes, please disclose the percentage of the contingent interest you may be required to pay and the specific terms of the contingency that must be met.

8. Rialto Investment Segment, page 103

8. We note your statement that you determined you were the primary beneficiary of the LLCs because you have "the power to direct the activities of the LLCs that most significantly impact the LLCs' performance through [your] management and servicer contracts." Please provide us with your analysis of the contractual provisions regarding the obligations to absorb losses and the rights to receive benefits from the LLCs by you and the FDIC. Please tell us how these obligations and rights were considered in your determination that you are the primary beneficiary of the LLCs. In this regard, if you do not absorb the majority of losses, please tell us the authoritative literature that supports your consolidation of the LLCs.

9. Income Taxes, page 107

9. In future filings, please provide investors with a comprehensive explanation of the tax settlements reached during fiscal year 2010 and the corresponding impacts to your effective tax rate and gross unrecognized tax benefits. This disclosure should explain to investors the nature of the issue(s) with the corresponding taxing authorities, how the issue was resolved, and how the resolution impacted your consolidated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief